UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
__________________________I-MAB_____________________________
(Name of Issuer)
_                  Sponsored ADS_________
(Title of Class of Securities)
_____________44975P 103______________
(CUSIP Number)
_____________________May 31, 2022_____________________
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)  [X] Rule 13d-1(c)  [   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(1)   Names of reporting persons       Infini Capital Management Limited
(2)   Check the appropriate box if a member of a group        ? (a)        ? (b)  (see instructions)
(3)   SEC use only
(4)   Citizenship or place of organization    Hong Kong
Number of shares beneficially owned by each reporting person with:
(5) Sole voting power             0
(6) Shared voting power                   8,172,022
(7) Sole dispositive power                 0
(8) Shared dispositive power                8,172,022
(9)   Aggregate amount beneficially owned by each reporting person: 8,172,022
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11) Percent of class represented by amount in Row (9)    9.83%*
(12) Type of reporting person (see instructions)    CO, IA
*Based on 191,127,336 ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as disclosed in the Issuer's Form 6-K filed with the Securities and Exchange Commission.  Each ten (10) ADSs represent twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol "IMAB."

SCHEDULE 13G
Item 1(a) Name of issuer:
I-MAB
Item 1(b) Address of issuer's principal executive offices:
Suite 802, West Tower, OmniVision, 88 Shangke Road, Pudong District
Shanghai, 201210
People's Republic of China
2(a) Name of person filing:
Infini Capital Management Limited
This statement is filed by Infini Capital Management Limited (the Manager), with respect to the ownership of American Depositary Shares (ADS) held by Infini Master Fund, a Cayman Islands exempted company. The Manager acts as the investment adviser of Infini Master Fund.
2(b) Address or principal business office or, if none, residence:

 Suites 1307-1308, 13/F, Two Exchange Square
 8 Connaught Place, Central
 Hong Kong

2(c) Citizenship:
 Hong Kong
2(d) Title of class of securities:
Sponsored ADS
2(e) CUSIP No.:
44975P 103
Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [  ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) [  ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) [  ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) [  ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [  ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [  ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [  ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [  ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [  ] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [  ] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________________________
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 8,172,022
(b) Percent of class: 9.83%*
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 8,172,022
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 8,172,022

*Based on 191,127,336 ordinary shares of the Issuer issued and outstanding as of June 30, 2022, as disclosed in the Issuer's Form 6-K filed with the Securities and Exchange Commission.  Each ten (10) ADSs represent twenty three (23) ordinary shares, which are quoted on the Nasdaq Global Market under the symbol "IMAB."

Item 5. Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].
Dissolution of a group requires a response to this item.
Item 6. Ownership of More than 5 Percent on Behalf of Another Person.
Not Applicable
 Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8. Identification and Classification of Members of the Group.
Not Applicable
Item 9. Notice of Dissolution of Group.
Not Applicable
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.
Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 02/10/2023  Signature: /s/ Chin To Tony
   Name:
Chin To Tony
   Title:
Director